Exhibit 8.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ASPAC AI Computing Pty Ltd	Australia
OPS Interior Design Consultant Limited	Hong Kong
SuperX AI Company Limited	Hong Kong
SuperX AI Pte. Ltd.	Singapore
SuperX AI Solution Limited	BVI
SuperX AI Technology USA	United States
SuperX Digital Power Pte. Ltd.	Singapore
SuperX Enterprise Pte. Ltd.	Singapore
SuperX Industries Co., Ltd.	Japan
SuperX Industries Pte. Ltd.	Singapore
SuperX Investments International Limited	Hong Kong
Wuji Zhisuan (Shenzhen) Technology Co., Ltd	China